Exhibit 10.37

November 29, 2020

Lance Uggla
c/o IHS Markit Ltd.
4th Floor Ropemaker Place
London
EC2Y 9LY
United Kingdom

Subject: Continued Employment Following the Merger

Dear Lance:

This letter agreement (this “Agreement”) confirms the agreements between you, IHS Markit Ltd. (the “Company”) and S&P Global Inc. (“Parent”) regarding, among other things, (i) your resignation from your position as Chief Executive Officer of the Company, effective upon the Closing (as defined in the Agreement and Plan of Merger, dated as of November 29, 2020, by and among Parent, Sapphire Subsidiary, LTD., a subsidiary of Parent, and the Company (as may be amended from time to time in accordance with its terms, the “Merger Agreement”) and (ii) the terms of your continued employment by Markit Group Limited (“Employer”), a subsidiary of the Company, following the Closing. Except as specifically provided herein, this Agreement will amend and supersede the letter agreement between you and Employer, dated April 15, 2019 (the “Employment Agreement”). This Agreement will be effective as of the Closing Date and will automatically terminate and be null and void ab initio if the Merger Agreement is terminated in accordance with its terms prior to the consummation of the Merger. Capitalized terms used but not defined in this Agreement will have the respective meanings ascribed to them in the Merger Agreement.

1.Resignation. Effective as of the Closing Date, you will resign from your position as Chairman of the Board and Chief Executive Officer of the Company and from any positions you currently hold as an officer or director with the Company or any of its subsidiaries and you agree to execute any documentation to effectuate the foregoing.

2.Terms of Continued Employment.

a.Employment Term. You will continue as an employee of Employer from the Closing Date through the first anniversary of the Closing Date (the “Employment End Date”), unless your employment is terminated as of an earlier date in accordance with Section 2(f) below (the period from the Closing Date through the date of termination of your employment, the “Employment Term”).

b.Position and Duties. During the Employment Term, you will be employed in the role of “Special Advisor to the CEO” and will be involved in post-Merger transition and integration activities, as well as in strategic projects, reporting to the President and Chief Executive Officer of Parent (the “CEO”).

c.Compensation.

i.Base Salary. During the Employment Term, you will receive an annual base salary in the amount of One Million Two Hundred Thousand Dollars ($1,200,000) (“Base Salary”), payable in accordance with the applicable payroll procedures as in effect from time to time.

ii.Employment Bonus. Unless your employment with Employer terminates as described in Section 4(d), during the Employment Term, you will receive an employment bonus in the aggregate amount of Ten Million Dollars ($10,000,000) (“Employment Bonus”)which will be paid in installments during the Employment Term in accordance with the applicable payroll procedures as in effect from time to time. In the event of a Qualifying Termination (as defined below), any then unpaid amount of the Employment Bonus will be paid to you within 30 days following the date of such termination.

d.Benefits. During the Employment Term, Sections 2(d)-(f) of the Employment Agreement shall continue to apply.

e.Location. During the Employment Term, you may perform your duties under this Agreement from any location of your choosing; provided that Parent has an office in that location, or at a location where Parent does not maintain an office if your performance of duties in such location will not result in any adverse tax, legal or regulatory consequences for Parent, as reasonably determined by Parent. During the Employment Term, you will be provided with continued access to a Parent office space and use of your administrative assistant.

f.Termination of Employment Term.

i.Your employment with Employer may be terminated at any time following the Closing Date (A) by the Company upon notice to you, (B) by you upon not less than ten (10) days’ notice to the Company for any reason, (C) upon your death or (D) by the Company upon your Permanent Disability

ii.“Permanent Disability” will be deemed to occur when it is determined (by the disability carrier of the Company or another applicable member of the Affiliated Group (as defined below) for the primary long-term disability plan or program applicable to you because of your employment with Employer) that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

g.Severance.

i.Upon any termination of your employment from Employer, you will receive any earned but unpaid base salary or other amounts (including reimbursable expenses and any vested amounts or benefits owing under or in accordance with applicable employee benefit plans, policies and programs, including retirement plans and programs) accrued or owing through the termination date subject to such deductions as may be required by law.

ii.In the event of a termination of your employment from Employer (x) due to the occurrence of the Employment End Date, (y) by Employer without Cause, or (z) due to your resignation from employment with Employer due to a material breach of this Agreement by the Company, Parent or the Employer, following prompt written notice to the Company and Parent of such breach and a reasonable opportunity (not to exceed 10 days) for the Company, Parent and Employer, to cure such breach (the date of such termination, the “Severance Trigger Date”), you will be eligible to receive the following payments and benefits (the “Severance Benefits”):

1.a cash severance payment in an amount equal to the sum of (1) $7,200,000, and (2) an amount equal to $2,400,000, pro-rated for the number of days that have elapsed during the fiscal year in which the Closing Date occurs, from and including December 1 of such year through and including the Closing Date, payable in twelve (12) equal monthly installments following the Severance Trigger Date (the “Severance Payment”); and

2.continued participation in the medical, dental and vision plans provided to executives of the Company (or if you are ineligible to continue to participate under the terms thereof, in substitute arrangements adopted by the Company with the effect of providing benefits of substantially comparable value) for a period ending twenty-four (24) months following the Closing Date.

Your eligibility to receive the Severance Benefits will be contingent on your execution of a release in a form reasonably acceptable to the Company within 45 days of the Severance Trigger Date and non-revocation of such release; provided that such release does not impose any obligations or restrictions upon you that are additional to those provided for in this Agreement. If you fail to execute such a release, or if you revoke such a release, within such 45-day period, you will not be eligible to receive the Severance Benefits. If you execute such a release within such 45-day period and do not revoke such release, then payment of the Severance Payment will commence on the first possible payroll following the 65th day after the Severance Trigger Date. The Severance Benefits are in lieu of any termination payments or benefits which you might otherwise be eligible to receive under any standard severance plan, policy or program maintained by any member of the Affiliated Group or under applicable law.

3.Performance Share Units.

a.Treatment in Merger. Notwithstanding anything in the Merger Agreement to the contrary, the parties agree that any Company PSU Awards granted to you in 2019, 2020 and 2021 that are outstanding immediately prior to the Effective Time, and any Company PSU Awards granted to you in 2022 if the Effective Time occurs after November 30, 2021, will be treated as set forth in the Merger Agreement, except that “Vesting Percentage” will mean 200% for all purposes of such Company PSU Awards. Any Company PSU Awards granted after 2021, or after 2022 if the Effective Time occurs after November 30, 2021, will be treated as set forth in the Merger Agreement for Company PSU Awards held by all holders.

b.Accelerated Vesting. Any outstanding, unvested Company PSU Awards held by you will become fully vested at the Vesting Percentage (as modified in Section 3(a)) in the event of a termination of your employment with Employer (i) on the Employment End Date, (ii) due to death or Permanent Disability, (iii) by Employer without Cause or (iv) upon your resignation due to Employer’s material breach of this Agreement (after written notice and a reasonable opportunity (not to exceed 10 days) to cure) (each of clauses (i), (ii), (iii) and (iv), a “Qualifying Termination”).

4.Retention Bonus. Subject to the terms and conditions of this Section 4, you will be eligible to receive a special retention bonus in the aggregate amount of Forty Million Dollars ($40,000,000) (the “Retention Bonus”). The Retention Bonus will be paid to you in cash on the following schedule:

a.Subject to your continued employment with Employer through the Employment End Date, twenty Million Dollars ($20,000,000) will be paid to you as soon as practicable (but in no event later than 30 days) following the Employment End Date.

b.Subject to Section 4(d) below, twenty Million Dollars ($20,000,000) will be paid to you as soon as practicable (but in no event later than 30 days) following the first anniversary of the Employment End Date.

c.In the event of a Qualifying Termination, any then unpaid amount of your Retention Bonus will be paid to you within 30 days following the date of such termination.

d.In the event of (i) a termination of your employment with Employer for Cause, (ii), your material breach of this Agreement, including without limitation, Section 6 of this Agreement, following prompt written notice to you of such breach and a reasonable opportunity (not to exceed 10 days) for you to cure such breach, or (iii) your resignation of employment with the Employer prior to the Employment End Date absent a material breach of this Agreement by Parent, the Company or Employer, you shall forfeit any then unpaid portion of the Retention Bonus.

5.Expenses. The Company or a member of the Affiliated Group will reimburse you for reasonable business-related expenses incurred by you in the fulfillment of your duties hereunder during the Employment Term; provided that such expenses are incurred and accounted for in accordance with the expense reimbursement policies and procedures of the Company. Any such reimbursement of expenses will be made upon or as soon as practicable following receipt of supporting documentation (but in any event not later than the close of your taxable year following the taxable year in which the expense is incurred).

6.Restrictive Covenants.

a.The following terms have the following meanings:

“Affiliated Group” means the Company or any corporation, partnership, joint venture, limited liability company or other entity in which Parent has a 50% or greater direct or indirect interest or otherwise controls, including the Company and its subsidiaries.

“Customer” means any person, firm, company or entity which is or was a customer of, or in the habit of dealing with, Parent or any member of the Affiliated Group at any time during the Restricted Period or the period of 12 months prior to the Restricted Period.

“Key Employee” means any person who immediately prior to the Closing Date was an employee, director, officer, agent, consultant or associate of Parent or any member of the Affiliated Group who was likely to be (i) in possession of confidential information belonging to Parent or any member of the Affiliated Group, or (ii) able to influence the customer relationships or trade connections of Parent, the Company or any member of the Affiliated Group, and in each case with whom you had personal contact or for whom you had managerial responsibility at any time during the Restricted Period or the period of 12 months prior to the Restricted Period.

“Prohibited Area” means the area constituting the market of Parent and any member of the Affiliated Group for Services during the Restricted Period or the period of 12 months prior to the Restricted Period.

“Prospective Customer” means any person, firm, company or entity who was negotiating with Parent or any member of the Affiliated Group for the supply of Services.

“Restricted Period” means the period of 24 months following the Closing Date.

“Services” means those products and services which are competitive with those supplied by Parent or any member of the Affiliated Group during the Restricted Period or during the 12 months prior to the Restricted Period. The activities set forth on Annex A, attached hereto, are illustrative of activities that are not Services.

b.You have obtained and likely will continue to obtain trade secrets, confidential information and personal knowledge of and influence over customers and employees of Parent and of the Affiliated Group during the course of your employment with Employer. You agree that Parent (and each member of the

Affiliated Group) have a legitimate interest in protecting these interests and in order to do so, you agree (and acknowledge that having had the opportunity to take legal advice, it is reasonable for you to agree) that you will not during your employment by Employer and for the following periods after the Closing Date for whatever reason directly or indirectly, either alone or jointly with or on behalf of any third party and whether on your own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity whatsoever, without the consent of the CEO (such consent request to be responded to promptly and such consent not to be unreasonably withheld or conditioned):

i.For the Restricted Period in the Prohibited Area and in competition with Parent or any member of the Affiliated Group, engage, assist, provide services to or be interested in (whether as an employee, consultant, director, advisor or otherwise) any undertaking which provides, is about to provide or which it is anticipated will provide Services.

ii.For the Restricted Period, in competition with Parent or any member of the Affiliated Group, solicit the employment or engagement of any Key Employee (whether or not such person would breach their contract of employment or engagement by reason of leaving the service of the business in which they work); and

iii.For the Restricted Period: (A) solicit or canvass the business of, any Customer (or Prospective Customer); (B) endeavor to entice away from Parent, or any member of the Affiliated Group the business of any Customer (or Prospective Customer); (C) interfere with Parent’s or any member of the Affiliated Group’s relationship with any Customer (or Prospective Customer); or (D) deal with or otherwise accept the custom of any Customer (or Prospective Customer).

For the avoidance of doubt, you will not be restricted from outside activities, other than those expressly prohibited in this Section 6.

c.In perpetuity following the Closing Date, make negative comments or otherwise disparage Parent or any member of the Affiliated Group or any of their respective officers, directors, employees, shareholders, agents, services or products, in any manner likely to be harmful to them or their business, business reputation or personal reputation. For the purposes of this Section 6(c), disparagement does not include (i) compliance with legal process or subpoenas to the extent only truthful statements are rendered in such compliance attempt; (ii) statements made in response to an inquiry from a court or regulatory body, or (iii) any protected disclosure under Section 43A of the Employment Rights Act 1996; provided that in the case of any of (i) or (ii), subject to applicable law, you give Parent advance written notice of the comment or other communication and afford Parent an opportunity to seek a protective order.

d.The provisions of this Section 6 will not prevent you from being involved in any capacity, from making any investments in any entity or business, or from engaging in any other business activities that, in each case, are not in violation of this Section 6.

e.Although you acknowledge and agree that the restrictions herein are reasonable, to the extent that any part of this Section 6 may be invalid, illegal or unenforceable for any reason, it is intended that such part shall be enforceable to the maximum extent that a court of competent jurisdiction shall determine that such part, if more limited in scope, would have been enforceable, and such part shall be deemed to have been so written and the remaining parts shall as written be effective and enforceable in all events. In the event of any conflict between the restrictive covenants in this Section 6 and those contained in any other agreement to which you are subject, the restrictive covenants in this Section 6 will govern. Any Confidentiality and/or Innovation Agreement previously executed by you shall remain in full force and effect.

f.If at any time you breach your obligations under this Section 6, following prompt written notice to you of such breach and a reasonable opportunity (not to exceed 10 days) for you to cure such breach, as determined by the Board of Directors of Parent in good faith, from and after the date of such breach, you shall no longer be entitled to, and the Company will no longer be obligated to pay or provide, the Severance Benefits. For the avoidance of doubt, nothing contained herein will in any way limit any right or remedy otherwise available to the Company.

7.Confidentiality and Intellectual Property. You acknowledge and agree that you will remain subject to the confidentiality provisions set forth in Section 7 of the Employment Agreement and the intellectual property provisions set forth in Section 9 of the Employment Agreement and that for purposes of each of those sections the term “Affiliated Group” shall have the meaning contained in this Agreement.

8.Indemnification; D&O Insurance. The Company or, as applicable, Parent will indemnify you to the maximum extent permitted by law and the bylaws applicable to your services during the Employment Term as an employee of Employer or any member of the Affiliated Group, with respect to the work you performed on behalf of, or at the request of, the Company, Employer or any member of the Affiliated Group. Parent will use its reasonable best efforts to cover you under any directors and officers liability insurance policy generally maintained for executives of Parent.

9.Transfers of Vested Company Shares. Notwithstanding any other agreement or policy of Parent or the Company to the contrary, you will not be prohibited from transferring by means of sale, assignment, exchange, encumbrance, pledge, hedge or otherwise any vested or otherwise owned Parent Common Shares held by you.

10.Effect on and Incorporation from the Employment Agreement. Effective as of the Closing Date:

a.The following sections of the Employment Agreement are replaced in their entirety by the terms of this Agreement: Sections 1 (Duties and Responsibilities), 2(a) (Annual Base Salary), 2(b) (Annual Cash Compensation), 2(c) (Annual Long-Term Incentive Compensation), 3 (Termination of Employment) (other than subsection 3(j)(i) regarding the definition of “Cause”) and subsection 3(i) regarding post-termination assistance), 4 (Release and Timing), 5 (Restrictive Covenants), 12 (Share Ownership Guidelines), 14 (Outside Interests), and 18 (Miscellaneous).

b.The following sections of the Employment Agreement are hereby incorporated by reference in this Agreement, with such modifications as are necessary and appropriate to incorporate the defined terms and section references of this Agreement (but will be overridden by the express terms of this Agreement): Sections 2(d) (Personal Time Off), 2(e) (Benefits Programs), 2(f) (Sickness Pay and Conditions), 3(i) (regarding post-termination assistance), 3(j)(i) (regarding the definition of “Cause”), 6 (Annual Leave and public bank holidays), 7 (Confidentiality), as revised by this Agreement, 8 (Executive Protections; Defend Trade Secrets Act), 9 (Intellectual Property), as revised by this Agreement, 10 (Code of Conduct & Other Mandatory Training), 11 (Recoupment), 13 (Data Protection), 15 (Pension), and 16 (Grievance and Disciplinary Policies/Procedures) and 17 (Health & Safety).

11.Miscellaneous.

i.Governing Law; Amendments. This Agreement will be governed by and construed in accordance with the laws of England, without reference to principles of conflict of laws. There are no collective agreements applicable to your employment. This Agreement may not be amended or modified other than by a written agreement executed by you and an authorized representative of the Company.

ii.Entire Agreement. The terms contained in this Agreement constitute the entire agreement between the parties with respect to the subject matter hereof, and supersede all prior negotiations, representations or agreements relating thereto whether written or oral.

iii.Tax Withholding. Parent, the Company or Employer, as applicable, may withhold from any amounts payable under this Agreement such taxes (including any National Insurance Contributions) as will be required to be withheld pursuant to any applicable law or regulation.

iv.Choice of Forum. the Company, Parent and you each hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of England and Wales in any action or proceeding arising out of or relating to this letter agreement or for recognition or enforcement of any judgment relating thereto.

v.Headings. The headings of the sections contained in this Agreement are for convenience of reference only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

vi.Notice. Notices given pursuant to this Agreement will be in writing and will be deemed received when personally delivered, or on the date of written confirmation of receipt by (i) overnight carrier, (ii) facsimile, (iii) registered or certified mail, return receipt requested, postage prepaid, or (iv) such other method of delivery as provides a written confirmation of delivery. Notice to the Company or Employer will be directed to:

Attn: Executive Vice President, Chief Administrative Officer & General Counsel
IHS Markit Ltd.
450 West 33rd Street, Fifth Floor
New York, New York 10001
Facsimile No.: 212-205-7123

Notice to Parent will be directed to:

Attn: Executive Vice President & General Counsel
S&P Global Inc.
55 Water Street
New York, New York 10011
Facsimile No.: 212-438-2200

Notices to or with respect to you will be directed to you, or in the event of your death, your executors, personal representatives or distributees, at your home address as set forth in the records of the Company, with a copy to your attorney if notified in writing to the Company.

vii.Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original of the party executing the same and all of which together will constitute one and the same instrument.

viii.Successors and Assigns. This Agreement is personal to you and will not be assignable by you without the prior written consent of the Company and Parent. This Agreement will inure to the benefit of and be binding upon the Company and its respective successors and assigns (and, as applicable, to the members of the Affiliated Group). The Contracts (Rights of Third Parties) Act 1999 will only apply to this agreement in relation to any member of the Affiliated Group. No person other than the parties to this Agreement and any member of the Affiliated Group will have any rights under it and it will not be enforceable by any person other than those parties. the Company and Parent may assign this Agreement, without your consent, to any member of the Affiliated Group or to any other respective successor (whether directly or indirectly, by agreement, purchase, merger, consolidation, operation of law or otherwise) to all, substantially all or a substantial portion of the business and/or assets of the Company and Parent, respectively, as applicable. If and to the extent that this letter agreement is so assigned, references to the Company and Parent throughout this Agreement will mean the Company and Parent, respectively, as hereinbefore defined and any successor to, or assignee of, its business and/or assets.

ix.Waiver. No delay or omission by any party in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by any party on any one occasion will be effective only in that instance and will not be construed as a bar or waiver of any right on any other occasion.

x.Severability. In the event that any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

[Signature Page Follows]

Sincerely,

IHS MARKIT LTD.

By:	/s/ Jonathan Gear
Name: Jonathan Gear
Title: Executive Vice President and Chief Financial Officer

MARKIT Group Limited.

By:	/s/ Christopher McLoughlin
Name: Christopher McLoughlin
Title: Director

Accepted and Agreed:
/s/ Lance Uggla
Lance Uggla

Sincerely,

S&P GLOBAL INC.

By:	/s/ Douglas L. Peterson
Name: Douglas L. Peterson
Title: President & CEO

ANNEX A

Permitted Business Line and Activities

•Payment processing platforms or related technology or services

•Sustainability assets or businesses, excluding any sustainability information services businesses or assets that compete with services, assets or businesses of Parent or any member of the Affiliated Group

•You may form a SPAC and engage in a deSPAC-ing transaction, so long as the SPAC and target company are not engaged in activities that compete with Parent or any member of the Affiliated Group

•Investor in, principal of or advisor to any private equity fund not primarily focused on activities that compete with Parent or any member of the Affiliated Group (“Permitted Fund”). Any such Permitted Fund may have investments in any fund portfolio company so long as you are not involved with any portfolio company that competes with Parent or any member of the Affiliated Group.